FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month October    , 2008

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]            Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Unaudited financial results (provisional, according to Indian GAAP) for the quarter and half-year ended September 30, 2008.

2.	Press release regarding the unaudited financial results (provisional, according to Indian GAAP) for the quarter and half-year ended September 30, 2008.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2008. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
October 25, 2008	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13211

25 October 2008

Sir,

Sub : Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter ended 30 September 2008.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter ended 30 September 2008, which has been taken on record by the Board of Directors in their meeting held on 25 October 2008 and press release being issued in this regard.

Thanking you,

Yours faithfully,
For Tata Communications Limited

/s/ Rishabh Aditya
Rishabh Aditya
Deputy Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER

AND HALF YEAR ENDED SEPTEMBER 30, 2008

(Rs. in Lakhs)

	Particulars	For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31
		2008	2007	2008	2007	2008
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication Services	98,389	80,433	184,711	166,906	328,330

2	Expenditure
	a. Network Costs	51,044	44,970	91,919	90,285	185,267
	b. Operating and Other Expenses	16,848	12,749	35,539	23,474	56,814
	c. Salaries and Related Costs	8,380	5,817	15,899	11,687	24,243
	d. Depreciation and Amortisation	9,312	7,221	17,279	13,976	30,131

	e. Total Expenditure (2a to 2d)	85,584	70,757	160,636	139,422	296,455

3	Profit from Operations before Other Income, Interest, and exceptional items (1 - 2)	12,805	9,676	24,075	27,484	31,875
4	Other Income	4,419	3,191	10,227	5,490	16,604

5	Profit before interest and exceptional items (3+4)	17,224	12,867	34,302	32,974	48,479

6	Interest (net)	2,592	(878)	4,555	(753)	2,361

7	Profit after interest but before exceptional items (5-6)	14,632	13,745	29,747	33,727	46,118
8	Exceptional Items:
	a. Claim Settlement (Please refer note 3)	9,560	—	9,560	—	—
	b. Fixed Assets written off	—	1,170	—	1,170	1,120

9	Profit from Ordinary Activities before tax (7-8)	5,072	12,575	20,187	32,557	44,998

10	Tax Expense	1,808	3,806	7,090	10,823	14,552

11	Net Profit from Ordinary Activities after tax (9 – 10)	3,264	8,769	13,097	21,734	30,446

12	Extraordinary items (net of tax expense)	—	—	—	—	—

13	Net Profit for the period (11-12)	3,264	8,769	13,097	21,734	30,446

14	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500	28,500	28,500	28,500
15	Reserves excluding revaluation reserve	—	—	—	—	605,407

16	Earnings per Share (EPS)
	Basic and diluted earnings per share (Rs.) (not annualised)	1.15	3.08	4.60	7.63	10.68
17	Aggregate of public shareholding
	a. Number of shares	50,203,378	49,860,294	50,203,378	49,860,294	51,575,478
	b. Percentage of shareholding	17.62	17.49	17.62	17.49	18.10

1

B. SEGMENT INFORMATION:

Business Segments:

(Rs. in Lakhs)

Particulars	For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31
	2008	2007	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication Services
Wholesale Voice	46,137	42,540	86,524	88,021	169,540
Enterprise and Carrier Data	36,817	28,010	72,174	59,224	122,619
Others	15,435	9,883	26,013	19,661	36,171

Total	98,389	80,433	184,711	166,906	328,330

Segment result
Wholesale Voice	5,413	7,211	12,681	17,544	19,890
Enterprise and Carrier Data	29,913	21,015	55,697	46,063	99,839
Others	9,682	5,466	15,948	11,309	18,898

Total	45,008	33,692	84,326	74,916	138,627

Less:
(i) Interest (net)	(2,592)	878	(4,555)	753	(2,361)
(ii) Other Unallocable Expense (net)	(27,784)	(20,825)	(50,024)	(41,942)	(90,148)

Profit before taxes and exceptional items	14,632	13,745	29,747	33,727	46,118

Exceptional expenses	9,560	1,170	9,560	1,170	1,120

Profit before taxes	5,072	12,575	20,187	32,557	44,998

Tax Expense	1,808	3,806	7,090	10,823	14,552

Net Profit	3,264	8,769	13,097	21,734	30,446

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others.

Revenues and expenses, which are directly identifiable to segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and licence fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which is not allocable to segments have been classified as “other unallocable expense (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

2

Notes:

1.	The above standalone results of the Company for the quarter and half year ended September 30, 2008 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on October 25, 2008.

2.	The Board of Directors of the Company at its meeting held on December 4, 2007 approved the merger of the Company’s wholly owned subsidiary, VSNL Broadband Limited with the Company effective March 1, 2007. Pending necessary statutory approvals and the merger becoming effective no adjustments have been carried out in the financial results for the proposed merger.

3.	On August 27, 2008, the arbitration tribunal (the “Tribunal”) of the International Chamber of Commerce, Hague handed down a final award in the arbitration proceedings brought by Reliance Globalcom Limited (“Reliance”), formerly known as ‘FLAG Telecom’, against the Company relating to the FEA cable (Flag Europe Asia Cable System). The Arbitration proceedings have been ongoing since 2004. The Tribunal has directed the Company to pay Rs. 9,560 lakhs (US$ 21.45 million) as final settlement against the claim amount of US$ 385 million which was reflected as contingent liability. The payment has been accounted in the quarter and half year ended September 30, 2008.

4.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

5.	Investor Complaint status:

Outstanding as on July 1, 2008	Total received during the quarter ended September 30, 2008	Total resolved during the quarter ended September 30, 2008	Outstanding as on September 30, 2008
Nil	0	0	Nil

For Tata Communications Limited

/s/ N. SRINATH
N. SRINATH
MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER

Place :	Mumbai.
Date :	October 25, 2008

3

Exhibit 2

For immediate release	PRESS RELEASE

Media Contacts:

S Ravindran Tata Communications +91 9223306610 ravindran.s@tatacommunications.com	Kristen Massaro STC Associates + 1 212 725 1900 ext. 229 kristen@stcassociates.com	Sahban Kohari Vaishnavi Corporate Comm + 91 92233 02179 skohari@vccpl.com

Tata Communications Q2 Revenues grow 22% to Rs 984 crore

EBITDA grows 31% to Rs 221 crore

.

Mumbai, October 25, 2008 : Tata Communications announced its standalone financial results under Indian GAAP for the quarter ended September 30, 2008. The company’s standalone revenues grew 22% to Rs 984 crore for the quarter against Rs 804 crore in the quarter ended September 30, 2007. Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) grew 31% to Rs 221 crore for this quarter against Rs 169 crore for the quarter ended September 30, 2007.

For the six months ended September 30, 2008, the company’s revenues grew 11% to Rs 1,847 crore against Rs 1,669 crore for the six months ended September 30, 2007. The company’s EBITDA was at Rs 414 crore for the six month period ended September 30, 2008 against Rs 415 crore for the six month period ended September 30, 2007.

During the second quarter, the company expanded its portfolio of managed services with the launches of its global Content Delivery Networks (CDN) services, Telepresence public rooms in India, UK and USA and Work From Home services in India. The company also announced enhancements to its managed security services, global VPN extended access to over 150 countries and expansion of MPLS reach into the Middle East. Tata Communications also won awards for innovation in its global IP Voice network and submarine cable projects at the Global Telecoms Business Innovation Awards. The company also received ISO 27001 certification for its Managed Security Services and Cisco® Powered Managed Security and Managed Connectivity designations.

About Tata Communications

Tata Communications, a member of the $62.5 billion Tata Group, is a leading global provider of a new world of communications. The emerging markets communications leader leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national and Indian enterprises, service providers and Indian consumers.

Tata Communications’ range of services include transmission, IP, converged voice, mobility, managed network connectivity, hosting and storage, managed security, managed collaboration and business transformation for global enterprises and service providers, as well as Internet, retail broadband and content services for Indian consumers. The Tata Global Network encompasses one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 300 Pops, and more than 1 million square feet of data center and co-location facilities.

www.tatacommunications.com

©2008 Tata Communications Ltd. All Rights Reserved.

For immediate release	PRESS RELEASE

Tata Communications’ unique emerging market depth and breadth of reach includes a national fiber backbone network and access to network in over 60 cities and 125 Pops in India, strategic investments in South African converged services operator, Neotel, Sri Lanka and Nepal and, subject to fulfillment of conditions precedent, a 50% ownership in China Enterprise Communications (CEC) providing full country VPN coverage in China.

Servicing customers from its offices in over 80 cities in 40 countries, Tata Communications is the number one global international wholesale voice operator and number one provider of international long distance, enterprise data and Internet services in India, the Company was named “Best Wholesale Carrier” at the World Communications Awards in 2006, “Best Pan-Asian Wholesale Provider” at the 2006 and 2007 Capacity Magazine Global Wholesale Telecommunications Awards and was awarded “Best Progress in Emerging Markets” at the 2008 Mobile Communication Awards.

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL)

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

www.tatacommunications.com

©2008 Tata Communications Ltd. All Rights Reserved.